June 16, 2015

Philips and Westchester Medical Center Health Network announce USD 500 million, multi-year enterprise partnership to transform patient care

•	Philips to supply innovative medical technologies and consulting services to improve care delivery across the Health Continuum

•	Partnership allows WMCHealth to continue to expand access to quality care and improve results

•	The WMCHealth-Philips partnership aims to improve all care areas, including radiology, cardiology, neurology, oncology and pediatrics

Andover, Mass. and Valhalla, NY – Royal Philips (NYSE: PHG, AEX: PHIA) and Westchester Medical Center Health Network (WMCHealth) today announced a multi-year, USD 500 million partnership to transform and improve healthcare for millions of patients across New York’s Hudson Valley. The partnership is based on an enterprise managed services model through which Philips will provide WMCHealth with a comprehensive range of clinical and business consulting services, as well as advanced medical technologies such as imaging systems, patient monitoring, telehealth and clinical informatics solutions. Moreover, the collaboration aims to redefine how quality care is delivered in all areas, including radiology, cardiology, neurology, oncology and pediatrics, as WMCHealth expands beyond a single-campus academic medical center into a multi-location regional healthcare provider.

The partnership is part of WMCHealth’s transformation to a regional network as the largest provider of integrated health in the Hudson Valley. A 1,500-bed health system headquartered in Valhalla, New York, WMCHealth spans seven hospitals and several campuses and locations, along with nearly 300 healthcare partner organizations. Its flagship, Westchester Medical Center, is the only regional resource for complex medical and surgical interventions, covering 6,000 square miles in eight counties and serving more than three million people.

“In order for us to make the large-scale improvements that will truly impact the lives of our patients, we need to think longer term and be able to adapt quickly as technology evolves,” said Michael D. Israel, president and CEO of WMCHealth. “Our alliance with Philips not only gives us access to the latest in connected digital health technologies, it will allow us to collaborate on pro-active health management and co-create new patient-centered models of care for the Hudson Valley area. Together, we are working to keep the Hudson Valley healthy through a model that supports innovation and transformation in a value-driven environment.”

The partnership underscores Philips’ commitment to provide new solutions for hospitals and health systems driven by a fundamental shift in U.S. healthcare management towards strategic partnerships for creating long-term patient value, while managing costs, complexity and risk. In similar long-term partnerships with Philips, hospitals have been able to significantly improve radiology volumes and cut MRI waiting times in half. These organizations are seeing a 35 percent reduction in technology spending, while improving clinical quality.

“With health systems facing increased pressure and more complex challenges than ever before, and patients starting to take a more active role in their care, we can no longer accept the status quo,” said Frans van Houten, CEO of Royal Philips. “Health systems need a dedicated partner that can bring not just technology, but also deep healthcare and consumer expertise, resources and solutions that will help accelerate the transformation of their organization and ecosystem. Our partnership with WMCHealth reinforces our leadership in long-term, strategic collaborations, allowing health systems to expand access to quality care, manage costs and share risk. This allows them to focus on what matters most: delivering better care to the people in their communities.”

A core part of Philips’ managed services model is the focus on continuous improvement through collaboration with key health system partners such as WMCHealth. A joint onsite WMCHealth – Philips team will work to optimize medical technology deployment and IT integration into a unified platform that will enhance WMCHealth’s already impressive operational excellence. With early and ongoing access to the latest Philips innovations in health technology, WMCHealth will be able to maximize the effectiveness of its participation in New York’s Delivery System Reform Incentive Payment (DSRIP) program, aimed at restructuring the healthcare delivery system by reinvesting in the Medicaid program, with the primary goal of reducing avoidable hospital use by 25 percent over five years.

For further information, please contact:

Steve Klink
Philips Group Communications
Tel.: +31 6 1088 8824
E-mail: steve.klink@philips.com

Silvie Casanova
Philips North America
Tel.: +1 978-659-7467
E-mail: silvie.casanova@philips.com
Vanessa Bruinsma-Kleijkers
Philips Investor Relations
Tel.: +31 20 5977447
Email: Vanessa.Bruinsma-Kleijkers@philips.com

Kara Bennorth
Westchester Medical Center Health Network
Tel.: +1 914 493-7805
E-mail: BennorthK@WCMC.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a diversified health and well-being company, focused on improving people’s lives through meaningful innovation in the areas of Healthcare, Consumer Lifestyle and Lighting. Headquartered in the Netherlands, Philips posted 2014 sales of EUR 21.4 billion and employs approximately 108,000 employees with sales and services in more than 100 countries. The company is a leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as male shaving and grooming and oral healthcare. News from Philips is located at www.philips.com/newscenter.

About Westchester Medical Center Health Network
WMCHealth is a 1,500-bed healthcare system headquartered in Valhalla, NY, spanning seven hospitals and several campuses and locations in the Hudson Valley. Its flagship, Westchester Medical Center, is the only regional resource for tertiary and quaternary care, covering 6,000 square miles in eight counties and serving more than three million people. WMCHealth employs more than 10,000 people, with nearly 3,000 attending physicians. From Level 1 and Level 2 Trauma Centers, the region’s only children’s hospital, an academic medical center, several community hospitals and numerous health-related centers, programs and services, today WMCHealth is the leading and pre-eminent provider of integrated health in the Hudson Valley.